SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated July 25, 2018 between
ETF SERIES SOLUTIONS
and
Defiance ETFs, LLC

Fund	Rate
Defiance Future Tech ETF	0.40%
Defiance Quantum ETF	0.40%
Defiance Vehicle & Technology Innovators ETF	0.35%
Defiance Next Gen Connectivity ETF	0.30%
Defiance Junior Robotics ETF	0.45%
Defiance Junior Cyber Security ETF	0.45%
Defiance Junior Cloud Computing and Big Data ETF	0.45%
Defiance Junior Biotechnology ETF	0.45%
Defiance Junior Applied AI ETF	0.45%
Defiance Encrypted Software Technologies ETF	0.45%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of February 20, 2019.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

By: /s/ Michael D. Barolsky
      Name: Michael D. Barolsky
      Title: Vice President

Defiance ETFs LLC

By: /s/ Assaf Regev
      Name: Assaf Regev
      Title: President